UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004.

Group Simec, Inc. (Translation of Registrant’s Name Into English)

Mexico (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: July 29, 2004.	By:	/s/ LUIS GARCÍA LIMÓN Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna Jose Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC, SUBSIDIARY OF INDUSTRIAS CH, ANNOUNCES THE
AUTHORIZATION BY THE MEXICAN COMISION FEDERAL DE COMPETENCIA
(FEDERAL COMPETITION COMMISSION) TO ACQUIRE GRUPO SIDENOR’S
MEXICAN STEEL MANUFACTURING FACILITIES

GUADALAJARA, MEXICO, July 19, 2004- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today, that the Mexican Comision Federal de Competencia (Federal Commission of Competition) notified Industrias CH, S.A. de C.V. (“ICH”) and Simec, of its authorization to acquire the Mexican steel making facilities of Industrias Ferricas del Norte, S.A. (Grupo Sidenor).

Simec expects the acquisition to close during the third quarter of 2004. The acquisition will be financed with internally generated resources of Simec and borrowings from ICH. Simec will not acquire any liabilities as part of this acquisition (other than seniority premiums associated with certain employees) and, as a result, will maintain its solid financial structure, free of indebtedness. Simec expects this acquisition to substantially increase its installed capacity, sales and net income.

The acquisition will be made by Simec and its subsidiaries due to the greater synergy and economies of scale between Simec’s plants in Mexicali and Guadalajara and Grupo Sidenor’s plants in Apizaco, Tlaxcala and Cholula, Puebla.

###

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2004

        GUADALAJARA, MEXICO, July 26, 2004- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the six-month period ended June 30, 2004. Net sales increased 66% to Ps. 2,199 million in the first six months of 2004 compared to Ps. 1,323 million in the same period of 2003 primarily due to higher finished product prices and also resulting from higher production levels. Primarily as a result of the foregoing, Simec recorded net income of Ps. 546 million in the first half of 2004 versus net income of Ps. 165 million for the first half of 2003.

        In May 2004, Simec announced that it intends to acquire the Mexican steel manufacturing facilities of Industrias Ferricas del Norte, S.A. If consummated, this transaction is expected to significantly increase Simec’s installed capacity, its net sales and the number of its employees. The purchase price of the acquisition is $92 million and Simec will also incur certain taxes and expenses in connection with the acquisition of the properties, Simec will acquire the inventories, land, buildings, machinery and equipment and will assume liabilities associated with seniority premiums of employees. On July 12, 2004 the shareholders of Simec approved this transaction at an extraordinary shareholders meeting.

Simec sold 327,329 metric tons of basic steel products during the six-month period ended June 30, 2004 an increase of 7% as compared to 304,989 metric tons in the same period of 2003. Exports of basic steel products were 50,340 metric tons in the first half of 2004 versus 34,031 metric tons in the same period of 2003. Additionally Simec sold 39,512 tons of billet in the six-month period ended June 30, 2004 as compared to 27,636 tons of billet in the same period of 2003. Prices of finished products sold in the first six months of 2004 increased 52% in real terms versus the same period of 2003.

Simec’s direct cost of sales was Ps. 1,293 million in the six-month period ended June 30, 2004, or 59% of net sales, versus Ps. 870 million, or 66% of net sales, for the 2003 period. Indirect manufacturing, selling, general and administrative expenses (including depreciation) was Ps. 232 million during the six-month period ended June 30, 2004, compared to Ps. 240 million in the same period of 2003.

Simec’s operating income increased 216% to Ps. 674 million during the six-month period ended June 30, 2004 from Ps. 213 million in the second quarter of 2003. Operating income was 31% of net sales in the six-month period ended June 30, 2004 compared to 16% of net sales in the same period of 2003.

Simec recorded other income, net, from other financial operations of Ps. 12 million in the six-month period ended June 30, 2004 compared to other income, net, of Ps. 1 million in the same period of 2003. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 137 million in the six-month period ended June 30, 2004 versus a provision of Ps. 22 million in the same period of 2003.

Simec recorded financial expense of Ps. 3 million in the six-month period ended June 30, 2004 compared to financial expense of Ps. 27 million in the same period of 2003 as a result of (i) no net interest expense in the six-month period ended June 30, 2004 compared to net interest expense of Ps. 15 million in the same period of 2003, (ii) an exchange gain of Ps. 8 million in the six-month period ended June 30, 2004 compared to an exchange loss of Ps. 15 million in the same period of 2003, reflecting lower debt during the six-month period ended June 30, 2004 and a decrease of 1.6% in the value of the peso versus the dollar in each of the six-month period ended June 30, 2004 and in the 2003 period and (iii) a loss from monetary position of Ps. 11 million in the six-month period ended June 30, 2004 compared to a gain from monetary position of Ps. 3 million in the same period of 2003, reflecting the domestic inflation rate of 1.6% in the six-month period ended June 30, 2004 compared to the domestic inflation rate of 1.2% in the same period in 2003 and lower debt levels during the 2004 period.

At June 30, 2004, Simec’s total consolidated debt consisted of US$302,000 of 8 7/8% MTN’s due 1998 (accrued interest at June 30, 2004 was $269,108) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at June 30, 2004 reflected the prepayment of $1.7 million of the remainder of its bank debt in March 2004.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at June 30, 2004.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT AT JUNE 30 OF 2004 AND 2003 (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	6,950,014	100	5,613,213	100

2	CURRENT ASSETS	2,224,016	32	920,545	16
3	CASH AND SHORT-TERM INVESTMENTS	1,145,490	16	150,959	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	637,597	9	434,011	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	87,571	1	36,853	1
6	INVENTORIES	349,457	5	293,545	5
7	OTHER CURRENT ASSETS	3,901	0	5,177	0
8	LONG-TERM	10,300	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	10,300	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIESAND
	NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	4,472,105	64	4,420,021	79
13	PROPERTY	1,946,883	28	1,938,851	35
14	MACHINERY AND INDUSTRIAL	4,552,234	65	4,049,369	72
15	OTHER EQUIPMENT	136,585	2	194,781	3
16	ACCUMULATED DEPRECIATION	2,171,818	31	1,795,113	32
17	CONSTRUCTION IN PROGRESS	8,221	0	32,133	1
18	DEFERRED ASSETS (NET)	243,593	4	272,647	5
19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	1,672,306	100	1,197,060	100

21	CURRENT LIABILITIES	478,919	29	328,630	27
22	SUPPLIERS	236,593	14	201,552	17
23	BANK LOANS	0	0	18,896	2
24	STOCK MARKET LOANS	3,446	0	3,303	0
25	TAXES TO BE PAID	110,905	7	39,356	3
26	OTHER CURRENT LIABILITIES	127,975	8	65,523	5
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	1,193,387	71	868,430	73
32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	5,277,708	100	4,416,153	100

34	MINORITY INTEREST	229	0	261	0
35	MAJORITY INTEREST	5,277,479	100	4,415,892	100
36	CONTRIBUTED CAPITAL	3,800,084	72	3,757,304	85
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,948,155	37	1,755,676	40
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,218,279	23	1,210,991	27
39	PREMIUM ON SALES OF SHARES	633,650	12	633,650	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	156,987	4
41	CAPITAL INCREASE (DECREASE)	1,477,395	28	658,588	15
42	RETAINES EARNINGS AND CAPITAL RESERVE	1,569,651	30	1,271,892	29
43	REPURCHASE FUND OF SHARES	81,376	2	81,376	2
44	EXCESS (SHORTFALL) IN RESTATEMENT
	OF STOCKHOLDERS EQUITY	(719,787)	(14)	(859,904)	(19)
45	NET INCOME FOR THE YEAR	546,155	10	165,224	4

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT BREAKDOWN OF MAIN CATEGORIES (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT-TERM INVESTMENTS	1,145,490	100	150,959	100
46	CASH	133,145	12	122,812	81
47	SHORT-TERM INVESTMENTS	1,012,345	88	28,147	19

18	DEFERRED ASSETS (NET)	243,593	100	272,647	100
48	AMORTIZED OR REDEEMED EXPENSES	241,635	99	270,320	99
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	1,958	1	2,327	1

21	CURRENT LIABILITIES	478,919	100	328,630	100
52	FOREIGN CURRENCY LIABILITIES	43,318	9	66,153	20
53	MEXICAN PESOS LIABILITIES	435,601	91	262,477	80

24	STOCK MARKET LOANS	3,446	100	3,303	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,446	100	3,303	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	127,975	100	65,523	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	127,975	100	65,523	100

27	LONG-TERM LIABILITIES	0	0	0	0
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,193,387	100	868,430	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,183,667	99	859,004	99
67	OTHERS	9,720	1	9,426	1

32	OTHER LIABILITIES	0	0	0	0
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS’ EQUITY	(719,787)	(100)	(859,904)	(100)
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(714,787)	(100)	(859,904)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT OTHER CONCEPTS (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	AMOUNT

72	WORKING CAPITAL	1,745,097	591,915
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	22	23
75	EMPLOYERS (*)	349	386
76	WORKERS (*)	870	916
77	COMMON SHARES (*)	133,542,984	120,348,855
78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT FROM JANUARY 1 TO JUNE 30 OF 2004 AND 2003 (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	2,199,346	100	1,322,998	100
2	COST OF SALES	1,293,672	59	870,180	66
3	GROSS INCOME	905,674	41	452,818	34
4	OPERATING EXPENSES	232,118	11	239,844	18
5	OPERATING INCOME	673,556	31	211,974	16
6	TOTAL FINANCING COST	2,982	0	27,090	2
7	INCOME AFTER FINANCING COST	670,574	30	185,884	14
8	OTHER FINANCIAL OPERATIONS	(12,258)	(1)	(1,735)	0
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	682,832	31	187,619	14
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	136,677	6	22,395	2
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	546,155	25	165,224	12
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	546,155	25	165,224	12
14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	546,155	25	165,224	12
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	546,155	25	165,224	12
19	NET INCOME OF MINORITY INTEREST	0	0	9	0
20	NET INCOME OF MAJORITY INTEREST	546,155	25	165,224	12

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT BREAKDOWN OF MAIN CONCEPTS (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	2,199,346	100	1,322,998	100
21	DOMESTIC	1,905,742	87	1,194,653	90
22	FOREIGN	293,604	13	128,345	10
23	TRANSLATED INTO DOLLARS (***)	26,130	0	11,494	0

6	TOTAL FINANCING COST	2,982	100	27,090	100
24	INTEREST PAID	14,221	477	16,929	62
25	EXCHANGE LOSSES	0	0	15,452	57
26	INTEREST EARNED	14,696	493	1,849	7
27	EXCHANGE PROFITS	7,794	261	0	0
28	(GAIN) LOSS FROM MONETARY POSITION	11,251	377	(3,442)	(13)

8	OTHER FINANCIAL OPERATIONS	(12,258)	(100)	(1,735)	(100)
29	OTHER NET EXPENSES (INCOME) NET	(12,258)	(100)	(1,735)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	136,677	100	22,395	100
32	INCOME TAX	14,354	11	16,162	72
33	DEFERRED INCOME TAX	122,323	89	5,482	24
34	WORKERS’ PROFIT SHARING	0	0	751	3
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT OTHER CONCEPTS (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	AMOUNT

36	TOTAL SALES	2,319,897	1,396,819
37	NET FISCAL INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,709,198	2,478,219
39	OPERATION INCOME (**)	960,864	357,105
40	NET INCOME OF MAJORITY INTEREST (**)	678,061	285,400
41	NET CONSOLIDATED INCOME (**)	678,062	285,400

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENTOF THE SECOND QUARTER FROM APRIL 1 TO JUNE 30 OF 2004 AND 2003 (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,234,454	100	712,449	100
2	COST OF SALES	655,206	53	465,498	65
3	GROSS INCOME	579,248	47	246,951	35
4	OPERATING EXPENSES	115,626	9	119,933	17
5	OPERATING INCOME	463,622	38	127,018	18
6	TOTAL FINANCING COST	(12,650)	(1)	(2,038)	0
7	INCOME AFTER FINANCING COST	476,272	39	129,056	18
8	OTHER FINANCIAL OPERATIONS	(2,820)	0	(769)	0
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	479,092	39	128,825	18
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	199,127	16	44,096	6
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	279,965	23	85,729	12
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	279,965	23	85,729	12
14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	279,965	23	85,729	12
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	279,965	23	85,729	12
19	NET INCOME OF MINORITY INTEREST	1	0	9	0
20	NET INCOME OF MAJORITY INTEREST	279,965	23	85,729	12

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER BREAKDOWN OF MAIN CONCEPTS FROM APRIL 1 TO JUNE 30 OF 2004 AND 2003 (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,234,454	100	712,449	100
21	DOMESTIC	1,065,238	86	648,954	91
22	FOREIGN	169,216	14	63,495	9
23	TRANSLATED INTO DOLLARS (***)	14,850	0	5,517	0

6	TOTAL FINANCING COST	(12,650)	100	(2,038)	100
24	INTEREST PAID	7,928	63	10,720	526
25	EXCHANGE LOSSES	0	0	6,646	61
26	INTEREST EARNED	12,615	100	1,849	91
27	EXCHANGE PROFITS	8,141	64	11,234	551
28	GAIN FROM MONETARY POSITION	178	1	325	16

8	OTHER FINANCIAL OPERATIONS	(2,820)	(100)	(769)	(100)
29	OTHER NET EXPENSES (INCOME) NET	(2,820)	(100)	(769)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	199,127	100	44,096	100
32	INCOME TAX	7,157	4	8,033	18
33	DEFERRED INCOME TAX	192,270	97	35,687	81
34	WORKERS’ PROFIT SHARING	(300)	0	376	1
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 TO JUNE 30 OF 2004 AND 2003 (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	546,155	165,224
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	217,001	97,448
3	CASH FLOW FROM NET INCOME OF THE YEAR	763,156	262,672
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(154,089)	(224,590)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	609,067	38,082
6	CASH FLOW FROM EXTERNAL FINANCING	(19,391)	(341,601)
7	CASH FLOW FROM INTERNAL FINANCING	22,940	344,397
8	CASH FLOW GENERATED (USED) BY FINANCING	3,549	2,796
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	8,309	(5,165)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	620,925	35,713
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	524,565	115,246
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	1,145,490	150,959

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION BREAKDOWN OF MAIN CONCEPTS (thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	217,001	97,448
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	94,678	91,966
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	122,323	5,482

4	CASH FLOW CHANGE IN WORKING CAPITAL	(154,089)	(224,590)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(199,253)	(5,578)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(55,856)	(9,124)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(67,492)	21,015
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	26,265	(18,619)
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	142,247	(212,284)

6	CASH FLOW FROM EXTERNAL FINANCING	(19,391)	(341,601)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(638)	619
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	0
27	BANK FINANCING AMORTIZATION	(18,753)	(342,220)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	22,940	344,397
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	22,940	187,410
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	156,987

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	8,309	(5,165)
34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,531)	(4,442)
36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	16,840	(723)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

RATIOS CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
P

	YIELD
1	NET INCOME TO NET SALES	24.83%	12.49%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	12.85%	6.46%
3	NET INCOME TO TOTAL ASSETS (**)	9.76%	5.08%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.06)%	2.08%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.53 times	0.44 times
7	NET SALES TO FIXED ASSETS (**)	0.83 times	0.56 times
8	INVENTORIES ROTATION (**)	6.54 times	5.60 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45 days	51 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	215.21%	168.43%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	24.06%	21.33%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.32 times	0.27 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.59%	5.53%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
15	OPERATING INCOME TO INTEREST PAID	47.36 times	12.58 times
16	NET SALES TO TOTAL LIABILITIES (**)	2.22 times	2.07 times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	4.64 times	2.80 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.91 times	1.91 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.33 times	0.77 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	239.18%	45.94%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	34.70%	19.85%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.01)%	(16.98)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	42.83 times	2.25 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(546.38)%	(12,217.49)%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	646.38%	12,317.49%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(102.67)%	86.00%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

DATE PER SHARE CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.30		$ 2.56
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ 0.00		$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 5.30		$ 2.56
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUSOPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
8	CARRYING VALUE PER SHARE	$39.52		$36.69
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.91	times	0.36	times
12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	6.79	times	5.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

FINANCIAL STATEMENT NOTES
CONSOLIDATED

s35.- Stockholders’ Equity: Effects of inflation - The effects of inflation on stockholders’ equity at June 30, 2004 are as follows:

	Historical Cost	Restated Amount	Total

Capital stock	Ps. 1,948,155	Ps. 1,218,279	Ps. 3,166,434
Additional paid-in capital	549,517	84,133	633,650
Retained earnings	1,697,712	499,470	2,197,182
Excess resulting from restating Stockholders’ equity to reflect Certain effects of inflation	—	121,826	121,826
Effect deferred income tax Bulletin D-4	(662,340)	(179,273)	(841,613)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,183,667 at June 30, 2004 compared to Ps. 859,004 at June 30, 2003. The effect on Simec’s consolidated statement of income in the six-month period ended June 30, 2004 was an increase of Ps. 122,323 in the provision for income tax and employee profit sharing compared to an increase of Ps. 5,482 in the same period of 2003. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position The net loss in money exchange and net profit in liabilities actualization are as follows:

	June 30, 2004	June 30, 2003

Net loss (profit) in money exchange	Ps. (281)	Ps. 4,170
Net loss (profit) in liabilities actualization	(366)	(4,492)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At June 30, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at June 30, 2004 was $269,108) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at June 30, 2004 reflected the prepayment of $1.7 million of bank debt in March 2004. At June 30, 2004 Simec owed no debt to Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt prepayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted to Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various covenants, including a limitation on asset dispositions and required application of proceeds from such dispositions.

In May 2004, Simec announced that it intends to acquire the Mexican steel manufacturing facilities of Industrias Ferricas del Norte, S.A. If consummated, this transaction is expected to significantly increase Simec’s installed capacity, its net sales and the number of its employees. The purchase price of the acquisition is $92 million and Simec will also incur certain taxes and expenses in connection with the acquisition of the properties, Simec will acquire the inventories, land, buildings, machinery and equipment and will assume liabilities associated with seniority premiums of employees. On July 12, 2004 the shareholders of Simec approved this transaction at an extraordinary shareholders meeting.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by ICH to purchase capital stock for Ps. 22.9 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

Net resources provided by operations were Ps. 609 million in the six-month period ended June 30, 2004 versus Ps. 38 million of net resources provided by operations in the same period of 2003 (which amount for the 2003 period reflects the conversion of loans into common shares of Simec for Ps. 188 million). Net resources provided by financing activities were Ps. 4 million in the six-month period ended June 30, 2004 (which amount reflects

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

prepayment of bank debt) versus Ps. 3 million of net resources provided by financing activities in the same period of 2003 (which amount reflects the prepayment of Ps. 342 million ($31.4 million) of bank debt and the conversion by ICH of Ps. 187 million of loans (plus accrued interest thereon) into common shares. Net resources provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 8 million in the six-month period ended June 30, 2004 versus net resources used in investing activities of Ps. 5 million in the same period of 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2004 compared to Six-Month Period Ended June 30, 2003

Net Sales
Net sales of Simec increased 66% to Ps. 2,199 million in the six-month period ended June 30, 2004, compared to Ps. 1,323 million in the same period of 2003. Sales in tons of basic steel products increased 7% to 327,329 tons in the six-month period ended June 30, 2004 compared to 304,989 tons in the same period of 2003. Exports of basic steel products increased 48% to 50,340 tons in the six-month period ended June 30, 2004 versus 34,031 tons in the first half of 2003. Additionally, Simec sold 39,512 tons of billet in the first six months of 2004, compared to 27,636 tons of billet in the same period of 2003. The average price of steel products increased 52% in real terms in the six-month period ended June 30, 2004 versus the same period of 2003.

Direct Cost of Sales
Simec’s direct cost of sales increased 49% to Ps. 1,293 million in the six-month period ended June 30, 2004 compared to Ps. 870 million in the first half of 2003. Direct cost of sales as a percentage of net sales was 59% in the six-month period ended June 30, 2004 compared to 66% in the same period of 2003. The average cost of raw materials used to produce steel products increased 35% in real terms in the six-month period ended June 30, 2004 versus the first six months of 2003, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit
Simec’s marginal profit increased 100% to Ps. 906 million in the six-month period ended June 30, 2004 compared to Ps. 453 million in the first half of 2003. As a percentage of net sales, marginal profit was 41% in the first six months of 2004 compared to 34% in the same period of 2003.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 3% to Ps. 232 million in the six-month period ended June 30, 2004 from Ps. 240 million in the same period of 2003; Simec recorded an increase of Ps. 3 million in depreciation and amortization expense, which in the six-month period ended June 30, 2004 was Ps. 95 million compared to Ps. 92 million in the same period of 2003.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

Operating Income
Simec’s operating income increased 216% to Ps. 674 million in the first half of 2004 compared to Ps. 213 million in the same period of 2003. Operating income was 31% of net sales in the six-month period ended June 30, 2004 and 16% of net sales in the first six months of 2003.

Financial Income (Expense)
Simec recorded financial expense of Ps. 3 million in the six-month period ended June 30, 2004 compared to financial expense of Ps. 27 million in the same period of 2003. Simec recorded an exchange gain of approximately Ps. 8 million in the six-month period ended June 30, 2004 compared to an exchange loss of Ps. 15 million in the second quarter of 2003, reflecting a 1.6% decrease in the value of the peso versus the dollar in each of the six-month period ended June 30, 2004 and in the same period of 2003 and lower debt levels in the six-month period ended June 30, 2004. Net interest expense was Ps. 0 million in the six-month period ended June 30, 2004 (including a loss of Ps. 5 million in debt bond investment) versus Ps. 15 million in the same period of 2003. Simec recorded a loss from monetary position of Ps. 11 million in the six-month period ended June 30, 2004 compared to a gain from monetary position of Ps. 3 million in the same period of 2003, reflecting the domestic inflation rate of 1.6% in the six-month period ended June 30, 2004 as compared to 1.2% in the same period of 2003 and lower debt levels during the six-month period ended June 30, 2004.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 12 million in the six-month period ended June 30, 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 11 million and (ii) other income, net related to other financial operations of Ps. 1 million) compared to other income, net, of Ps. 1 million in the same period of 2003.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 137 million for income tax and employee profit sharing in the six-month period ended June 30, 2004 (including a provision of Ps. 122 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 22 million in same period of 2003 (including a provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 546 million in the six-month period ended June 30, 2004 compared to net income of Ps. 165 million in the six-month period ended June 30, 2003.

Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liability resulting from the adoption of this Bulletin was Ps. 1,184 million at June 30, 2004 compared to Ps. 859 million at June 30, 2003. The effect on Simec’s consolidated statement of income in the six-month period ended June 30, 2004 was an increase of Ps. 122 million in the provision for income tax and employee profit sharing compared to an increase of Ps. 5 million in the same period of 2003. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:
•	Compania Siderurgica de California, S.A. de C.V.
•	Industrias del Acero y del Alambre, S.A. de C.V.
•	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

e.- Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2004 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2004 and 2003. The Company performs evaluations of its customers’ credit

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At June 30, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at June 30, 2004 was $269,108) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at June 30, 2004 reflected the prepayment of $1.7 million of bank debt in March 2004. At June 30, 2004 Simec owed no debt to Industrias CH, S.A. de C.V. (“ICH”).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 17,166 (U.S. $1,504,219) at June 30, 2004, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,171 per month.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
RELATIONS OF SHARES INVESTMENTS
ANNEX 3	CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)

SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE

1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	2,669,331

2 ADMINISTRADORA DE CARTERA DEOCCIDENTE		49,999	99.99	50	(7,545)

TOTAL INVESTMENT IN SUBSIDIARIES				38,409	2,661,786

ASSOCIATEDS		0	0.00	0	0

TOTAL INVESTMENT IN ASSOCIATEDS				0	0

OTHER PERMANENT INVESTMENTS					0

TOTAL					2,661,786

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
CREDITS BREAK DOWN (THOUSANDS OF PESOS) ANNEX 5

CONSOLIDATED

			Denominated In Pesos

Credit Type / Institution	Amortization Date	Rate of Interest	Until 1 Year	More Than 1 Year

BANKS WITH WARRANTY

TOTAL BANKS			0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	12/15/1998	9.33	0	0

TOTAL STOCK EXCHANGE			0	0

SUPPLIERS

VARIOUS			218,892	0

TOTAL SUPPLIERS			218,892	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS			105,804	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			105,804	0

TOTAL			324,696	0

CONSOLIDATED

	Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)
	Time Interval
Credit Type / Institution	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS WITH WARRANTY

TOTAL BANKS	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	0	0	0	0	0	0

TOTAL STOCK EXCHANGE	0	0	0	0	0	0

SUPPLIERS

VARIOUS	3,134	0	0	0	0	0

TOTAL SUPPLIERS	3,134	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS	0	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS	0	0	0	0	0	0

TOTAL	3,134	0	0	0	0	0

CONSOLIDATED

	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
	Time Interval
Credit Type / Institution	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS WITH WARRANTY

TOTAL BANKS	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	3,446	0	0	0	0	0

TOTAL STOCK EXCHANGE	3,446	0	0	0	0	0

SUPPLIERS

VARIOUS	14,567	0	0	0	0	0

TOTAL SUPPLIERS	14,567	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS	22,171	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS	22,171	0	0	0	0	0

TOTAL	40,184	0	0	0	0	0

1.- The exchange rate of the peso to the U.S. Dollar at June 30, 2004 was Ps. 11.4116

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos)

ANNEX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

FOREIGN MONETARY POSITION
TOTAL ASSETS	98,359	1,122,434	0	0	1,122,434
LIABILITIES POSITION	3,521	40,184	275	3,134	43,318
SHORT TERM LIABILITIES POSITION	3,521	40,184	275	3,134	43,318
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	94,838	1,082,250	(275)	(3,134)	1,079,116

NOTES THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2004 WAS PS. 11.4116

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos)

ANNEX 7	CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

JANUARY	3,668,488	3,021,189	(647,299)	0.62	(4,023)
FEBRUARY	1,181,183	468,147	(713,036)	0.60	(4,265)
MARCH	1,400,780	596,467	(804,313)	0.34	(2,725)
APRIL	1,411,536	542,155	(869,381)	0.15	(1,312)
MAY	1,528,433	552,485	(975,948)	(0.25)	2,448
JUNE	1,748,525	551,719	(1,196,806)	0.11	(1,316)
ACTUALIZATION					(58)
CAPITALIZATION					0
FOREIGN CORPOPATION					0
OTHER					0

TOTAL					(11,251)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This	notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 4.67 times.

B)	Accomplished the actual situation is 0.24

C)	Accomplished the actual situation is 54.02

As of June 30, 2004, the remaining balance of the MTNs not exchanged amounts to Ps. 3,446 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	92
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	79
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004
MAIN RAW MATERIALS
ANNEX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)

SCRAP	VARIOUS	SCRAP	VARIOUS	YES	60.81
ELECTRICITY	C.F.E			NO	9.31
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	5.61
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	2.07

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 2 YEAR: 2004
SELLS DISTRIBUTION BY PRODUCT
	ANNEX 11	CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	98	370,907	87	563,934
COMMERCIAL PROFILES	14	43,274	17	101,610
REBAR	89	286,084	58	388,360
FLAT BAR	16	54,350	13	83,952
STEEL BARS	97	349,173	100	597,083
OTHER	0	0	2	19,208
BILLET	39	94,192	39	151,595
T O T A L		1,197,980		1,905,742

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 2 YEAR: 2004
SELLS DISTRIBUTION BY PRODUCT
	ANNEX 11	CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	9	52,295
COMMERCIAL PROFILES	2	11,323
REBAR	34	196,860
STEEL BARS	4	29,670
FLAT BAR	1	3,456
T O T A L		293.604

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER:2 YEAR: 2004
	INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES	CONSOLIDATED

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)

			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE

B			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192
TOTAL			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 133,542,984

SHARES PROPORTION BY :

CPO’S :	0
ADRS’s :	1,743,028 ADR’S OF 1 SHARE EACH ONE.
UNITS :	0
GDRS’s :	0
ADS’s :	0
GDS’s :	0

REPURCHASED OWN SHARES

MARKET VALUE OF THE SHARE
SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 2 YEAR: 2004
CONSTRUCTION IN PROGRESS (Proyect, Total Investment and % of Advance)
	ANNEX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT JUNE 30, 2003, ARE:

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

EXCHANGE HEATER FOR FURNACE ROLLING MILL	4,922	80%	AUGUST 2004

VARIOUS	3,299

TOTAL INVESTMENT AT JUNE 30, 2004	8,221

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES

ANNEX 14	CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 2 YEAR: 2004

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. ADOLFO LUNA LUNA CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT JULY 26 OF 2004